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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



 (Mark One)

    [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2001

                                       Or

    [_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from ____________ to _____________



           Commission file number 000-25867



           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Direct Focus, Inc.
                               401(k) Savings Plan


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            The Nautilus Group, Inc.
                              1400 NE 136th Avenue
                               Vancouver, WA 98684




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                                        1

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT ..............................................  3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31,
2001 AND 2000:

     Statements of Net Assets Available for Benefits ......................  4

     Statements of Changes in Net Assets Available for Benefits ...........  5

     Notes to Financial Statements ........................................  6


SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001:

     Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes at Year End .................................................  9

     Schedule G - Schedule of Non-Exempt Transactions ..................... 10


SIGNATURE ................................................................. 11


EXHIBIT INDEX ............................................................. 12


EXHIBIT 23, INDEPENDENT AUDITORS' CONSENT ................................. 13



Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Direct Focus, Inc. 401(k) Savings Plan
Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

June 14, 2002

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                      2001              2000
                                                  ------------      ------------
ASSETS:
  Investments, at fair value (Note 3)             $  3,991,045      $  1,596,860
                                                  ------------      ------------

  Receivables:
      Employee contributions                            51,362            31,214
      Employer contributions                           207,941           145,939
                                                  ------------      ------------

             Total receivables                         259,303           177,153
                                                  ------------      ------------

LIABILITIES - Accounts payable                          (3,935)               --
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $  4,246,413      $  1,774,013
                                                  ============      ============

See notes to financial statements.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


                                                      2001             2000
                                                  ------------     ------------
ADDITIONS:
  Dividends                                       $     28,890     $    127,317
  Net appreciation (depreciation) in
    fair value of investments (Note 3)                 364,338          (49,945)
                                                  ------------     ------------

        Net investment income                          393,228           77,372
                                                  ------------     ------------

  Contributions:
    Participant contributions                        1,085,208          701,274
    Employer matching contributions                    207,941          145,939
    Rollover contributions                           1,006,993           96,918
                                                  ------------     ------------

        Total contributions                          2,300,142          944,131
                                                  ------------     ------------

        Total additions                              2,693,370        1,021,503

DEDUCTIONS - Benefits paid to participants             220,970           50,047
                                                  ------------     ------------

NET INCREASE                                         2,472,400          971,456

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  1,774,013          802,557
                                                  ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                     $  4,246,413     $  1,774,013
                                                  ============     ============

See notes to financial statements.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Direct Focus, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Direct Focus, Inc. (the "Company"). On May 21, 2002, the Company changed its name to The Nautilus Group, Inc., and now trades under the stock ticker symbol "NLS." The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan is available to all eligible employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may voluntarily contribute between 1% and 20% of their compensation, limited to $10,500 in 2001 and 2000, as prescribed by ERISA. Participants may change their contribution percentage quarterly. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and one employer stock fund as investment options for participants. Participants can change the allocation of contributions or transfer balances between funds up to six times per year. The Company may match a portion of the participant's elective contribution. The Company makes matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation for all eligible employees excluding Nautilus Human Performance Systems, Inc. ("Nautilus HPS") employees. For Nautilus HPS employees, the Company matches 35% of employee contributions on the first 4% of allowable employee compensation. Matching contributions are subject to certain limitations. Generally, participants must have worked a minimum of 1,000 hours during the Plan year and must be employed by the Company on the last day of the Plan year in order to receive the matching contributions. In addition to the above requirements, participants must have worked 12 months before initially becoming eligible to receive the match.

      On September 20, 2001, the Company acquired the Fitness Division ("Schwinn Fitness") of Schwinn/GT Corp. As a result of this acquisition, Schwinn Fitness employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning October 1, 2001.

      PARTICIPANT ACCOUNTS - A separate account is maintained for each participant, which is credited with the participant's contributions, the Company's matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings or losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company's matching contributions and earnings or losses thereon pursuant to the following vesting schedule.

      YEARS OF SERVICE                      VESTING PERCENTAGE
      ----------------                      ------------------
        Less than 1                                  0%
            1                                       25%
            2                                       50%
            3                                       75%
            4                                      100%

      PAYMENT OF BENEFITS - Upon termination of service, a participant will be paid a lump-sum amount equal to the vested account value if less than $5,000. In addition to the lump-sum payment option, participants who maintain a balance greater than $5,000 may elect to maintain their account in the Plan until a future date, elect a partial distribution, or elect to receive installment payments.

      FORFEITURES - Forfeited balances of terminated participants' nonvested accounts are allocated as a discretionary matching contribution for the plan year in which the forfeiture occurs.

      TERMINATION - Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value, which is based on published market prices at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFIT PAYMENTS - Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES are paid by the Plan to the extent not paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INCOME TAXES - The Plan document is based on a non-standardized prototype plan and adoption agreement, which were approved by the Internal Revenue Service ("IRS"), as to form, by a letter dated November 19, 2001. However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

      RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

                                                         2001           2000
                                                      ----------     ----------
      AIM Balanced Fund                               $       --     $  111,691
      American Balanced Fund, Inc. Income Fund           301,039             --
      Direct Focus, Inc. Common Stock                  1,345,250        315,092
      Fundamental Investors Fund                         303,352        240,177
      Growth Fund of America, Inc.                       926,189        533,005
      New Perspective Fund                               325,508        233,243


      Net appreciation (depreciation) by investment type for the year ended December 31 is as follows:

                                                         2001           2000
                                                      ----------     ----------
      Mutual funds                                    $ (233,632)    $ (111,265)
      Common stock                                       597,970         61,320
                                                      ----------     ----------
                 Total                                $  364,338     $  (49,945)
                                                      ==========     ==========


4.    PARTY-IN-INTEREST TRANSACTIONS

      The Plan invests in shares of the Company's common stock at the direction of the participants.

5.    CONCENTRATION OF RISK

      The Plan's assets consist of financial instruments including temporary cash investments, mutual funds, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds and Company stock are subject to changes in market values of such investments. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.    SUBSEQUENT EVENT

      On February 8, 2002, the Company acquired StairMaster Sports/Medical Inc. ("StairMaster"). As a result of this acquisition, StairMaster employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning March 1, 2002.

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT YEAR END
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                                       (e)
                  (b) Identity of Issue/               (d)           Current
 (a)          (c) Description of Investment           Cost            Value



      CASH                                                        $  120,617
                                                                  ----------

      MUTUAL FUNDS:
        American Balanced Fund, Inc. Income Fund                     301,039
        Dreyfus Premier Core Fund                                     76,856
        Euro Pacific Growth Fund                                      92,785
        Franklin Small Capital Growth Fund                           131,533
        Fundamental Investors Fund                                   303,352
        Growth Fund of America, Inc.                                 926,189
        MetLife Stable Value Fund                                    197,523
        New Perspective Fund                                         325,508
        Munder Index 500 A Fund                                      114,746
        Putnam Small Cap Value A Fund                                 55,647
                                                                  ----------

                 Total mutual funds                                2,525,178
                                                                  ----------

  *   COMMON STOCK - Direct Focus, Inc.                            1,345,250
                                                                  ----------

      TOTAL INVESTMENTS                                           $3,991,045
                                                                  ==========


* Denotes a party-in-interest with respect to the Plan

NOTE: Historical cost information is not required for participant-directed investments

DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                                                  (i)
                                                                                        (g)                     Current
                                       (c)                                            Expense                    Value
       (a)               (b)       Description        (d)        (e)        (f)       Incurred       (h)       of Asset       (j)
   Identity of      Relationship       of           Purchase   Selling     Lease    With Trans-      Cost      Transac-     Net Gain
  Party Involved       to Plan     Transaction       Price      Price      Rental      action      of Asset    tion Date   or (Loss)

Direct Focus, Inc.  Plan Sponsor     Untimely        $  --      $  --      $  --       $  --       $  1,941     $ 1,941      $  --
                                   remittance of
                                     employee
                                   contributions*

* In 2001, the Plan Sponsor failed to remit certain employee deferrals to the trustee within the required time frame. The deferrals, plus estimated earnings thereon, were remitted to the trustee and allocated to participant accounts subsequent to this date.

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Direct Focus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          DIRECT FOCUS, INC. 401(k) SAVINGS PLAN

                                          By: THE NAUTILUS GROUP, INC.,
                                              the plan administrator


Date: June 14, 2002                       By: /s/ Rod W. Rice
                                              ----------------------------------
                                          Rod W. Rice, Chief Financial Officer,
                                          Treasurer and Secretary
                                          Direct Focus, Inc. 401(k) Savings Plan
                                          Administrator

                                  EXHIBIT INDEX
                                  -------------





Document                                                          Exhibit Number
--------                                                          --------------

Independent Auditors' Consent                                            23